UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 70479/September 24, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15422

In the Matter of REDFIN NETWORK, INC.	ORDER MAKING FINDINGS AND REVOKING REGISTRATION BY DEFAULT

The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) on August 15, 2013, alleging that Redfin Network, Inc. (Redfin Network), has securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act), and that it has failed to file periodic reports required by Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. Redfin Network was served with the OIP on August 20, 2013. See 17 C.F.R. § 201.141(a)(2)(ii).

At a telephonic prehearing conference on September 19, 2013, the Division of Enforcement stated that: (1) it spoke with someone at Redfin Network who indicated that the CEO would respond, but that did not happen and (2) the Commission filed a civil complaint against Redfin Network and others on August 14, 2013, and received a Default on September 12, 2013, in SEC v. Schultz, No. 13-cv-61763 (S.D. Fla.) when Redfin Network failed to appear, answer, or otherwise plead to the complaint. Redfin Network's President and CEO resigned their positions as indicated in Form 8-K filings on August 8 and 30, 2013, respectively.

Redfin Network is in default because it did not answer the allegations in the OIP, appear at the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP to be true. 17 C.F.R. §§ 201.155(a).

Findings of Fact

Redfin Network, a Nevada corporation with offices in Fort Lauderdale, Florida, has a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. As of August 8, 2013, Redfin Network's common stock was quoted on OTC Link operated by OTC Markets Group Inc., had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). Redfin Network filed its last Form 10-K for the year ended December 31, 2011, on March 30, 2012, and its last Form 10-Q for the quarter ended September 30, 2012, on

November 9, 2012. According to the OIP, Redfin Network is delinquent in filing a Form 10-K for the year ended December 31, 2012, which was due on or about March 31, 2013, and a Form 10-Q for the quarter ended March 31, 2013, that was due on or about May 15, 2013. It would appear that as of the date of this Default, it is also delinquent in filing a Form 10-Q for the quarter ended June 30, 2013, that was due on or about August 15, 2013.

Conclusions of Law

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13. Redfin Network has failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. In these circumstances, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of its registered securities.

Order

Pursuant to Section 12(j) of the Securities Exchange Act of 1934, I REVOKE the registration of each class of registered securities of Redfin Network, Inc.

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Brenda P. Murray
Chief Administrative Law Judge